Exhibit 99.4

 1  Corporate Presentation  GH Research PLC (NASDAQ: GHRS)  GH Research  May 2022  2022© GH Research PLC

 Disclaimer Regarding Forward-Looking Statements  This presentation has been prepared by GH Research PLC (“GH Research”) for informational purposes only and not for any other purpose. Nothing contained in this presentation is, or should be construed as, a recommendation, promise or representation by the presenter or GH Research or any director, employee, agent, or adviser of GH Research. This presentation does not purport to be all-inclusive or to contain all of the information you may desire.  This presentation does not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.  2  This presentation contains forward-looking statements, all of which are qualified in their entirety by this cautionary statement. Many of the forward-looking statements contained herein can be identified by the use of forward-looking words such as “may”, “anticipate”, “believe”, “could’, “expect”, “should”, “plan”, “intend”, “estimate”, “will”, “potential” and “ongoing”, among others, although not all forward-looking statements contain these identifying words.  Any statements contained herein that do not describe historical facts are forward-looking statements that are based on management’s expectations and are subject to certain factors, risks and uncertainties that may cause actual results, outcomes, timing and performance to differ materially from those expressed or implied by such statements. These factors, risks and uncertainties include, but are not limited to: the costs and uncertainties associated with GH Research’s research and development efforts; the inherent uncertainties associated with the conduct, timing and results of nonclinical and clinical studies of GH Research’s product candidates; GH Research’s ability to obtain, maintain, enforce and defend issued patents; the adequacy of GH Research’s capital resources, the availability of additional funding and GH Research’s cash runway; and other factors, risks and uncertainties described in GH Research’s filings with the U.S. Securities and Exchange Commission.   Except as otherwise noted, these forward-looking statements speak only as of the date of this presentation, and GH Research undertakes no obligation to update or revise any of such statements to reflect events or circumstances occurring after this presentation. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond GH Research’s control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in any such forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. GH Research cautions you not to place undue reliance on the forward-looking statements contained in this presentation.  2022© GH Research PLC

 Seeking  Ultra-Rapid, Durable Remissions  in Depression  3  2022© GH Research PLC

 Pipeline  4  2022© GH Research PLC  Stage of Development  PROGRAMS  INDICATION  PRECLINICAL  PHASE 1  PHASE 2a PHASE 2b  PHASE 3  Next Stage  GH0015-MeO-DMT for inhalation administration  Treatment-Resistant Depression (TRD)  Initiate Phase 2b trial in TRD (GH001-TRD-201)  Bipolar II Disorder (BDII)*  Initiate Phase 2a trial in BDII(GH001-BD-202)  Postpartum Depression (PPD)*  Initiate Phase 2a trial in PPD(GH001-PPD-203)  GH002 / GH0035-MeO-DMT for injection / intranasal administration  Psychiatric or Neurological Disorder  Complete preclinical development  Complete  *In light of our completed Phase 1 clinical trials of GH001 in healthy volunteers and our completed Phase 1/2 trial in TRD, we recently submitted clinical trial applications to begin two Phase 2a trials in patients with BDII and a current major depressive episode and in patients with PPD, respectively. We believe that we can proceed to Phase 2a trials for these two indications based on existing preclinical and clinical data for GH001.

 ... Remission Rates in TRD < 15%  Established Therapies are Slow-Acting  ~33% no remission   despite 4 treatment steps  Adapted from Trivedi et al., Am J Psychiatry 2006 and Rush et al., Am J Psychiatry 2006  Average time to remission is ~6 weeks  (STAR*D study, Remission Rate Over Time, Treatment Step 1 = Citalopram)  The Problem for Patients with Depression  (STAR*D study, Remission Rates Treatment Steps 1 to 4)  5  2 or more prior therapies = TRD  2022© GH Research PLC

 Large and Open Depression Market in the EU and US  6  First Line MDD  Second Line MDD  Treatment-Resistant Depression (TRD)  Patients cycle through ineffective therapies for TRD  Diagnosed: ~48M  Treated (pharmacotherapy ± psychotherapy): ~24M  Non-response to first line: ~13M  Non-response to two prior lines: ~9M  Company estimates based on: https://www.nimh.nih.gov/health/statistics/major-depression.shtml; Wittchen et al., The size and burden of mental disorders and other disorders of the brain in Europe 2010, European Neuropsychopharmacology (2011); Rush et al., Acute and Longer-Term Outcomes in Depressed Outpatients Requiring One or Several Treatment Steps: A STAR*D Report, Am J Psychiatry 2006MDD, Major Depressive Disorder  2022© GH Research PLC

 5-MeO-DMT (5-Methoxy-N,N-Dimethyltryptamine)  Naturally-occurring psychoactive substance from tryptamine class  Highly potent agonist on 5-HT1A and 5-HT2A receptors  Psychoactive effects with ultra-rapid onset (within seconds) and short duration (5 to 30 min)  High propensity to induce peak experiences (PE), which may be a surrogate marker for therapeutic effects  GH001 (5-MeO-DMT administration via a proprietary inhalation approach)  Intraday individualized dosing regimen for maximization of ultra-rapid remissions   Single visit initial treatment, with no structured psychotherapy   Potential for convenient and infrequent retreatment  5-MeO-DMT and GH001  7  2022© GH Research PLC  5-MeO-DMT  Foundational IP

 GH001 Single Dose:  GH001 Individualized Dosing Regimen (IDR): More Chances for Remission  MADRS score  MADRS score  MADRS score  MADRS score  Dose 1  Dose 1  Dose 2  Dose 3  Dose 2  Dose 1  No remission  Remission  Remission  Remission  Remission  Hypothetical   Patient 1  Hypothetical   Patient 2  Hypothetical   Patient 3  Hypothetical   Patient 1  Hypothetical   Patient 2  No remission  No remission  No remission  Dose 1  GH001 – Individualized Dosing Regimen (IDR) Designed to Achieve Ultra-Rapid and Durable Remissions  8  2022© GH Research PLC  MADRS score  Dose 1

 Phase 1 Trial in Healthy Volunteers   GH001-HV-101  (Completed)  9  Clinicaltrials.gov ID NCT04640831  2022© GH Research PLC

 GH001  Administration  Day 1  Day 7  GH001 2 mg (n=4)  GH001 6 mg (n=6)  GH001 12 mg (n=4)  GH001 18 mg (n=4)  HV  (n=18)  Part A (Single Dose)  Part B (IDR)   Primary Endpoint:  Safety until day 7  Peak Experience Scale (PE Scale)1  HV  (n=4)  Primary Endpoint:  Safety until day 7  Peak Experience Scale (PE Scale)1  GH001 IDR6, 12, 18 mg to achieve PE  (up to 3 doses, 3h interval)  Key Assessments  Safety  PE Scale  Cognitive function  Safety  Safety  Cognitive function  1The PE Scale averages answers scored by the subject by marking a visual analogue scale between 0 and 100 for the following three questions: 1. How intense was the experience; 2. To what extent did you lose control; 3. How profound (i.e., deep and significant) was the experience?  Design of Phase 1 Trial in Healthy Volunteers (GH001-HV-101)  10  2022© GH Research PLC  PE, Peak ExperienceIDR, Individualized Dosing Regimen

 Study Safety Group review  No SAEs  All ADRs mild, except two moderate (*)  All ADRs resolved spontaneously  Inhalation well-tolerated  No noteworthy changes in vital parameters, except for temporary, non-clinically relevant increase in heart rate and blood pressure shortly after administration of GH001  No clinically significant changes in safety laboratory analyses, psychiatric safety assessments or measures of cognitive function  ADRs  Part A (Single Dose)  Part B (IDR)  ADRs  2 mg (N=4)  6 mg (N=6)  12 mg (N=4)  18 mg (N=4)  IDR1 (N=4)  MedDRA Preferred Term  n  n  n  n  n  Abnormal dreams           1     Anxiety     1  1        Clumsiness     1           Confusional state     1           Euphoric mood     1           Fatigue           1  1*  Feeling hot     1           Flashback           1     Hallucination           1     Head discomfort              1  Headache     2     1  1  Heart rate increased        1*        Hyperacusis           1     Insomnia           1     Mental fatigue           1     Nausea  2  1     1  2  Vision blurred  1              Part A (Single Dose) and Part B (IDR) – Safety  11  Adverse Drug Reaction, or ADR, an adverse event with a relationship code to the investigational product of definite, probable, or possible, or where code is missingIDR, Individualized Dosing Regimen  2022© GH Research PLC  16 mg (N=1); 6-12 mg (N=2); 6-12-18 mg (N=1)

 Average fordose group  PE Scale  PEThreshold  Part A – Peak Experience (PE) Dose-Effectsand Inter-Person Variability  12  PE, Peak Experience  2022© GH Research PLC

 PEThreshold  Part B – Peak Experience (PE)Effect of Intraday Individualized Dosing Regimen  13  PE, Peak Experience  2022© GH Research PLC

 Phase 1/2 Trial in  Treatment-Resistant Depression  GH001-TRD-102  (Completed)  14  Clinicaltrials.gov ID NCT04698603  2022© GH Research PLC

 Key Assessments  MADRS 2-hrs  PE Scale  Safety  MADRS 1-day  Cognitive function  Safety  MADRS 7-day  Cognitive function  Safety  GH001  Administration  Day 1  Day 7  Design of Phase 1/2 Trial in TRD (GH001-TRD-102)  15  PE, Peak Experience; MADRS, Montgomery-Åsberg Depression Rating ScaleIDR, Individualized Dosing Regimen  1Defined as inadequate response to at least two adequate courses of pharmacological therapy or one adequate course of pharmacological therapy and at least one adequate course of evidence-based psychotherapy   2022© GH Research PLC  Phase 1 (Single Dose)   Phase 2 (IDR)  GH001 12 mg (n=4)  GH001 18 mg (n=4)  TRD1  (n=8)  Primary Endpoint:  Safety until day 7  TRD1  (n=8)  Primary Endpoint:  MADRS remission day 7 (MADRS≤10)  GH001 IDR6, 12, 18 mg to achieve PE  (up to 3 doses, 3h interval)

 Phase 1 (Single Dose) and Phase 2 (IDR) – Safety  16  Adverse Drug Reaction, or ADR, an adverse event with a relationship code to the investigational product of definite, probable, or possible, or where code is missingIDR, Individualized Dosing Regimen; C-SSRS, Columbia-Suicide Severity Rating Scale   2022© GH Research PLC  Study Safety Group review  No SAEs  All ADRs mild, except three moderate*  All ADRs resolved spontaneously  Inhalation well-tolerated  No noteworthy changes in vital parameters, except for temporary, non-clinically relevant increase in heart rate and blood pressure shortly after administration of GH001  No clinically significant changes in safety laboratory analyses, psychiatric safety assessments or measures of cognitive function  No safety signal relating to suicidal ideation or suicidal behavior, based on C-SSRS and MADRS subscore item “suicidal thoughts”  ADRs  Phase 1 (Single Dose)  Phase 2 (IDR)  ADRs  12 mg (N=4)  18 mg (N=4)  IDR1 (N=8)  MedDRA Preferred Term  n  n  n  Abdominal discomfort        1  Anxiety        2  Depressive symptom        1*  Dizziness  1     Feeling abnormal  1  1     Flashback  1  1  2  Headache  2  1  3  Muscle discomfort  1  Muscle spasms     1     Nausea        2*  Paresthesia        1  Sensory disturbance  3  16-12 mg (N=6); 6-12-18 mg (N=2)

 MADRS Remission / Response / Improvement Rate Day 7  Phase 1 (Single Dose) – Efficacy (MADRS)  17  PE, Peak Experience; MADRS, Montgomery–Åsberg Depression Rating ScaleMADRS remission = MADRS of ≤10; MADRS response = Reduction of ≥50% from baseline in MADRS.  2022© GH Research PLC  2 of 4 (50%) in the 12 mg group and1 of 4 (25%) in the 18 mg group had a MADRS remission at day 7  2 of 8 patients had a PE and both had a MADRS remission at day 7

 Phase 2 (IDR) – Efficacy (MADRS)  18  2022© GH Research PLC  MADRS Remission / Response / Improvement Rate Day 7  Primary endpoint met: 7 of 8 patients (87.5%) had a MADRS remission at day 7, p<0.0001  7 of 8 patients had a PE and 6 of those had a MADRS remission at day 7  PE, Peak Experience; MADRS, Montgomery–Åsberg Depression Rating ScaleMADRS remission = MADRS of ≤10; MADRS response = Reduction of ≥50% from baseline in MADRS.

 Phase 2 (IDR) – Efficacy (MADRS Change from Baseline)  2022© GH Research PLC  Baseline1  2 hours  Day 1  Day 7  GH001  19  p=0.0018  p<0.0001  p<0.0001  Primary endpoint met: 7 of 8 patients (87.5%) had a MADRS remission at day 7, p<0.0001  7 of 7 remissions from day 1 and5 of 7 remissions from 2 hours  1Baseline mean MADRS=32

 MADRS and PE – Observed Improved Outcome in Phase 2 (IDR) vs Phase 1 (Single Dose)  Phase 2 (IDR)  Phase 1 (Single Dose) 12 mg  Phase 1 (Single Dose) 18 mg  MADRS Remission Rate Day 7  87.5% (7 of 8)  50% (2 of 4)  25% (1 of 4)  Mean MADRS Change Day 7  -24.4 (-76%)  -21.0 (-65%)  -12.8 (-41%)  Rate of PE  87.5% (7 of 8)  50% (2 of 4)  0% (0 of 4)  Mean PE Score  90.4 (at final dose)  58.2  59.1  2022© GH Research PLC  20  PE, Peak Experience; MADRS, Montgomery-Åsberg Depression Rating ScaleIDR, Individualized Dosing Regimen

 Phase 1 Clinical Pharmacology Trial in Healthy Volunteers GH001-HV-103  (Completed)  21  2022© GH Research PLC

 GH001  Administration  Day 7  GH001 6 mg (n=8+2 placebo)  GH001 12 mg (n=8+2 placebo)  GH001 18 mg (n=8+2 placebo)  HV  (n=30)  Single-Dose Part   IDR Part   HV  (n=16)  GH001 IDR6, 12, 18 mg to achieve PE  (up to 3 doses, 1h interval, n=8)  Key Assessments  Safety  Pharmacokinetics  PE Scale  Cognitive function  Safety  Cognitive function  Safety  22  Day 30  GH001 IDR6, 12, 18 mg to achieve PE  (up to 3 doses, 2h interval, n=8)  Primary Endpoint:  Pharmacokinetic profile of 5-MeO-DMT and bufotenine  2022© GH Research PLC  Design of Phase 1 Clinical Pharmacology Trial in Healthy Volunteers (GH001-HV-103)  PE, Peak ExperienceIDR, Individualized Dosing Regimen

 Safety Review  No SAEs   All ADRs mild  All ADRs resolved spontaneously  Inhalation well-tolerated  No noteworthy changes in vital parameters, except for temporary, non-clinically relevant increase in heart rate and blood pressure shortly after administration of GH001  No clinically relevant changes in ECG, safety laboratory analyses, peak flow, cognitive function, psychiatric safety assessments, including the C-SSRS  Further Results  Pharmacokinetic analyses and psychoactive effect assessments (PE Scale) support that an interval down to 1 hour between individual doses of the IDR is feasible for future clinical trials  Single Dose and IDR – Safety and Further Results   23  Adverse Drug Reaction, or ADR, an adverse event with a relationship code to the investigational product of definite, probable, or possible, or where code is missingIDR, Individualized Dosing Regimen; C-SSRS, Columbia-Suicide Severity Rating Scale; PE, Peak Experience  2022© GH Research PLC  ADRs  Single-dose   IDR  6 mg (N=8)  12 mg (N=8)  18 mg (N=8)  Placebo (N=6)  1h interval (N=8)2  2h interval (N=8)3  MedDRA Preferred Term  n  n  n  n  n  n  Abnormal dreams  1  Chest discomfort     1        Crying        2     2     Dizziness     1     Dry mouth  1           Dyskinesia        1           Fatigue  1  2  1  Headache  3  1     1  1  Hypoesthesia oral  1        Paresthesia oral     1  Retching  1        Somnolence  1        Tachycardia  2     Tension     1  Tremor  1        26 mg (N=1), 6-12 mg (N=3); 6-12-18 mg (N=4)36-12 mg (N=3); 6-12-18 mg (N=5)

 LAYER 1: REGULATORY EXCLUSIVITY  FDA: 5 years (+2.5 years paragraph IV stay)  EMA: 10 years (+1 year for new indication)     LAYER 3: TECHNICALComplex bioequivalence for systemically-acting inhalation/intranasal products with high intra- and inter-subject variability  LAYER 2: PATENTS  Several patent applications filed:   Novel aerosol compositions of matter of 5-MeO-DMT  Novel manufacturing methods and novel salt forms of 5-MeO-DMT  Novel uses of 5-MeO-DMT in various disorders (including inhaled, intranasal, i.v., i.m., s.c., and other routes)   Three-Layer Protection Strategy  24  2022© GH Research PLC

 Board of Directors & Management  25  Florian Schönharting  Michael Forer  MSc Chairman of the Board, Co-founder  BA, LLB Board Member  2022© GH Research PLC  Dermot Hanley  Duncan Moore  BSC, MBA Board Member  MPhil, PhD Board Member  Theis Terwey  PD Dr. med. CEO, Co-founder  Julie Ryan  ACA, MAcc, BComm VP, Finance  Magnus Halle  BSc Managing Director, Ireland, Co-founder

 Scientific Advisors  26  Michael Thase  M.D. Professor of Psychiatry, Perelman School of Medicine University of Pennsylvania  Madhukar Trivedi  M.D. Professor of Psychiatry, UT Southwestern Medical Center  Mark Zimmerman  M.D. Professor of Psychiatry and Human Behavior, Brown University  Eduard Vieta  Prof. Dr. Head, Psychiatry Unit, Hospital Clínic de Barcelona  Michael Bauer  Prof. Dr. rer. nat. Dr. med. Chair, Department of Psychiatry and Psychotherapy, Technische Universität Dresden  Malek Bajbouj  Prof. Dr. med. Head, Center for Affective Neuroscience, Charité, Berlin  Johannes Ramaekers  Prof. Dr. Professor, Faculty of Psychology and Neuroscience of Maastricht University  2022© GH Research PLC

 Anticipated Milestones and Financial Overview  GH001  Submit clinical trial applications for multi-center, randomized, controlled Phase 2b trial in TRD in 3Q 2022  Initiate Phase 2a trials in BDII and in PPD in 3Q 2022  Submit U.S. IND for GH001 in TRD not later than 1Q 2023  GH002 and GH003  Complete preclinical development and initiate Phase 1 trial in healthy volunteers  Financial Overview   Cash was $270.8 million as of March 31, 2022  We believe existing cash will be sufficient to fund operating expenses and capital expenditure requirements into 2025  27  2022© GH Research PLC

Seeking

Ultra-Rapid, Durable Remissions

in Depression